FORM 4
[ ]      CHECK THIS BOX IF NO LONGER
         SUBJECT TO SECTION 16. FORM 4
         OR FORM 5 OBLIGATIONS MAY
         CONTINUE.  SEE INSTRUCTION 1(b).

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FILED PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934, SECTION 17(a) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 OR SECTION 30(1) OF THE INVESTMENT COMPANY ACT OF 1940

                                  OMB APPROVAL
                             OMB NUMBER      3235-0287
                             EXPIRES:  FEBRUARY 1, 2000
                             ESTIMATED AVERAGE BURDEN:
                             0.5 HOURS

1.  Name and Address of Reporting Person*

    REICHER                       MICHAEL                  K.
-------------------------------------------------------------------
    (LAST)                        (FIRST)                (MIDDLE)

     C/O HALSEY DRUG CO., INC.  695 N. PERRYVILLE RD.  BLDG. 2
-------------------------------------------------------------------
                           (STREET)

        ROCKFORD             ILLINOIS                     61107
-------------------------------------------------------------------
       (CITY)               (STATE)                      (ZIP)



2. ISSUER NAME AND TICKER OR TRADING SYMBOL

     HALSEY DRUG CO., INC.       SYMBOL: HDG
-------------------------------------------------------------------

3. IRS OR SOCIAL
   SECURITY NUMBER OF
   REPORTING PERSON
   (VOLUNTARY)


-------------------------------------------------------------------
4.  STATEMENT FOR MONTH/YEAR

          4/99
-------------------------------------------------------------------
5. IF AMENDMENT, DATE OF
   ORIGINAL (MONTH/YEAR)
-------------------------------------------------------------------
6.  RELATIONSHIP OF REPORTING PERSON TO ISSUER
 X  DIRECTOR       10% OWNER    X    OFFICER
---              --            ---
(GIVE TITLE BELOW)       __OTHER (SPECIFY BELOW)
  CHIEF EXECUTIVE OFFICER
-------------------------------------------------------------------
7.  INDIVIDUAL OR GROUP FILING (CHECK APPLICABLE
    LINE)
      X  FORM FILED BY ONE REPORTING PERSON
      --
         FORM FILED BY MORE THAN ONE REPORTING
      --
      PERSON
-------------------------------------------------------------------


TABLE I-- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1.  TITLE OF SECURITY    2. TRANS-   3. TRANS-     4.  SECURITIES ACQUIRED (A)         5.  AMOUNT OF      6. OWNER      7. NATURE OF
    (INSTR. 3)             ACTION      ACTION          OR DISPOSED OF (D)                  SECURITIES     SHIP FORM:    INDIRECT
                           DATE        CODE           (INSTR. 3, 4, AND 5)                BENEFICIALLY   DIRECT (D)    BENEFICIAL
                                      (INSTR. 8)                                           OWNED AT       OR INDIRECT   OWNERSHIP
                          (MONTH/                                                          END OF MONTH   (I)           (INSTR. 4)
                             DAY/                                                         (INSTR. 3 AND   (INSTR. 4)
                            YEAR)                                                          4)


                                      CODE     V     AMOUNT      (A) OR        PRICE
                                                                 (D)
COMMON STOCK               10/1/98      A*           2,186         A*         $1.8406                            D
COMMON STOCK                1/1/99      A*           3,462         A*         $1.1625                            D
                                                                                                 5,648

                                                                          (OVER)

REMINDER: REPORT ON A SEPARATE LINE FOR EACH CLASS OF SECURITIES BENEFICIALLY
          OWNED DIRECTLY OR INDIRECTLY.

* IF THIS FORM IS FILED BY MORE THAN ONE PERSON, SEE INSTRUCTION 4(b)(v)

* SEE FOOTNOTE 2 TO TABLE II.



                                                                 SFC 1474 (3/91)

  TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


1.  TITLE OF DERIVATIVE         2.          3.        4.           5.                    6.
    SECURITY                    CONVER-     TRANS-      TRANS-       NUMBER OF             DATE EXER
    (INSTR. 3)                  SION OR     ACTION      ACTION       DERIVATIVE            CISABLE AND
                                EXERCISE    DATE        CODE         SECURITIES AC-        EXPIRATION
                                PRICE OF    (MONTH/     (INSTR.      QUIRED (A) OR         DATE
                                DERIV-      DAY/        8)           DISPOSED OF (D)       (MONTH/DAY/
                                ATIVE        YEAR)                   (INSTR. 3, 4, AND     YEAR)
                                SECURITY                             5)
                                                                                          DATE      EXPIR-
                                                                                          EXER-     ATION
                                                                                         CISABLE     DATE
                                                      CODE    V       (A)      (D)

------------------------------------------------------------------------------------------------------------
     5% CONVERTIBLE SENIOR     $1.404        3/10/98   A              (1)                3/10/98   3/15/03
       SECURED DEBENTURES
------------------------------------------------------------------------------------------------------------
            WARRANTS           $1.404        3/10/98   A              (1)                3/10/98   3/15/05
------------------------------------------------------------------------------------------------------------
            WARRANTS           $2.279        3/10/98   A              (1)                3/10/98   3/15/05
------------------------------------------------------------------------------------------------------------
     5% CONVERTIBLE SENIOR     $1.404        6/12/98   A4             (2)                6/12/98   3/15/03
       SECURED DEBENTURES
------------------------------------------------------------------------------------------------------------
            WARRANTS           $1.404        6/12/98   A4             (2)                6/12/98   3/15/05
------------------------------------------------------------------------------------------------------------
            WARRANTS           $2.279        6/12/98   A4             (2)                6/12/98   3/15/05
------------------------------------------------------------------------------------------------------------
  NON-QUALIFIED STOCK OPTIONS  $2.375        2/19/98   A4                                  (3)     2/19/08
------------------------------------------------------------------------------------------------------------
     5% CONVERTIBLE SENIOR     $1.1312        4/1/99    A              (2)                4/1/99    3/15/03
       SECURED DEBENTURES
------------------------------------------------------------------------------------------------------------
  NON-QUALIFIED STOCK OPTIONS  $1.125        4/12/99    A              (4)                3/8/00    3/8/09
------------------------------------------------------------------------------------------------------------


7.                                      8. PRICE      9. NUMBER         10. OWNER-    11. NATURE
  TITLE AND AMOUNT OF                   OF            OF DERIV-         SHIP          OF
  UNDERLYING SECURITIES                 DERIV-        ATIVE             FORM OF       INDIRECT
  (INSTR. 3 AND 4)                      ATIVE         SECURITIES        DE-           BENEFICIAL
                                        SECURITY      BENE-             RIVATIVE      OWNERSHIP
                                        (INSTR.5)     FICIALLY          SECURITY:
                                                      OWNED AT          DIRECT
                                                      END               (D) OR        (INSTR. 4)
                                                      OF MONTH          INDIRECT
   TITLE                                                                (I)
                                                      (INSTR. 4)
                                                                        (INSTR. 4)
                             AMOUNT
                               OR
                             NUMBER
                            OF SHARES
                        --------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
 COMMON STOCK                 213,675                    213,675             D

--------------------------------------------------------------------------------------------------------
 COMMON STOCK                  30,303                     30,303             D
--------------------------------------------------------------------------------------------------------
 COMMON STOCK                  30,303                     30,303             D
--------------------------------------------------------------------------------------------------------
 COMMON STOCK                  51,363                     51,363             D

--------------------------------------------------------------------------------------------------------
 COMMON STOCK                   7,284                      7,284             D
--------------------------------------------------------------------------------------------------------
 COMMON STOCK                   7,284                      7,284             D
--------------------------------------------------------------------------------------------------------
 COMMON STOCK               1,000,000                  1,000,000             D
--------------------------------------------------------------------------------------------------------
 COMMON STOCK                   4,111                      4,111             D

--------------------------------------------------------------------------------------------------------
 COMMON STOCK                 100,000                    100,000             D
--------------------------------------------------------------------------------------------------------

   EXPLANATION OF RESPONSES:
     (1) PURCHASED IN CONNECTION WITH A PRIVATE OFFERING ON MARCH 10, 1998 CONSISTING OF A CONVERTIBLE DEBENTURE CONVERTIBLE AT ANY TIME AND STOCK PURCHASE WARRANTS (30,303 SHARES OF WHICH ARE PRESENTLY EXERCISABLE AT $1.404 PER SHARE AND 30,303 SHARES OF WHICH ARE PRESENTLY EXERCISABLE AT $2.279 PER SHARE).
     (2)  ACQUIRED PURSUANT TO AN OPTION EXERCISE IN JUNE 1998, CONSISTING OF:
          (i) A CONVERTIBLE DEBENTURE, CONVERTIBLE AT ANY TIME; (ii) WARRANTS TO PURCHASE SHARES OF COMMON STOCK (7,284 SHARES OF WHICH ARE PRESENTLY EXERCISABLE AT $1.404 PER SHARE AND 7,284 SHARES OF WHICH ARE PRESENTLY EXERCISABLE AT $2.279 PER SHARE); AND (iii) CERTAIN INTEREST PAYMENTS PAYABLE QUARTERLY WHICH ARE PAID IN THE FORM OF SHARES OF COMMON STOCK OF THE ISSUER (SEE TABLE I).
     (3) OPTIONS VEST QUARTERLY, WITH 62,500 OPTIONS VESTING EVERY QUARTER EFFECTIVE MAY 1, 1998.
     (4) OPTIONS VEST 25% ANNUALLY, WITH 25,000 OPTIONS VESTING EVERY MARCH 8, BEGINNING MARCH 8, 2000.

                    /s/ Michael K. Reicher                  May  7, 1999
                    ----------------------                  ------------
                   NAME: MICHAEL K. REICHER                     DATE
                   SIGNATURE OF REPORTING PERSON

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACED PROVIDED IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.